November 5, 2018

Brian L. Roberts
Chairman and Chief Executive Officer
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103

       Re: Comcast Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed January 31, 2018
           Form 10-Q for the Fiscal Quarter Ended September 30, 2018 Filed October 25, 2018
           File No. 001-32871

Dear Mr. Roberts:

        We have reviewed your October 9, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to prior comment is to a comment in our
September 24, 2018 letter.

Form 10-Q for the Fiscal Quarter Ended September 30, 2018

Note 3: Revenues
NBCUniversal Segments
Distribution, page 11

1. We note your response to prior comment 1. Please revise your disclosures in future filings to clarify that you consider your distribution agreements to be functional licenses of intellectual property. Please refer to ASC 606-10-50-12.
 Brian L. Roberts
Comcast Corporation
November 5, 2018
Page 2

        You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert
S.Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas,
Attorney-Advisor, at (202) 551-3436 or Larry Spirgel, Assistant Director, at
(202) 551- 3815
with any other questions.



                                                           Sincerely,
FirstName LastNameBrian L. Roberts
                                                           Division of
Corporation Finance
Comapany NameComcast Corporation
                                                           Office of
Telecommunications
November 5, 2018 Page 2
cc:       Elizabeth Wideman
FirstName LastName